Exhibit 99.6

Valuation Report of DeepGreenX

Green Logistics Pipeline

Presented For DeepGreenX Group Inc. (“Client Company”)

July 5, 2025

Presented by: Frost & Sullivan

2504, Wheelock Square, 1717 Nanjing West Road, Jing’an District, Shanghai

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-------- CATALOGUE --------

ASSUMPTION AND LIMITING CONDITIONS		4

CHAPTER 1. INDUSTRY ANALYSIS		7

1.1	Global Green Industrial Supply Chain Industry	7

1.2	Global Commodity Trade Industry	10

1.3	Global Green Logistics Industry	18

CHAPTER 2. INTRODUCTION OF DEEPGREENX		22

2.1	Company Overview	22

2.2	Valuation of Company’s Risks	24

CHAPTER 3. VALUATION OF DEEPGREENX GREEN LOGISTICS PIPELINE I		26

3.1	Revenue Forecast	26

3.2	Valuation through Discounted Cash Flow Analysis	27

3.3	Valuation through Comparable Company Analysis	29

3.4	Valuation Result	33

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Dear Client:

At your request, Frost & Sullivan (“F&S) is pleased to furnish you with the attached valuation model for the green logistics pipeline of DeepGreenX, which is based on Frost & Sullivan’s continuous industry research & knowledge of global green logistic market, and input information received from the organization that has not been confirmed by a formal verification process yet.

The valuation result in this report is the fair market value given by Frost & Sullivan, as an objective third party, derived such results based on global green logistics industry development and other necessary factors and intelligence. Furthermore, this resulting estimate of market value is for reference purposes only and does not involve any transaction decision.

From our current analysis and benchmark research across the global market, without prejudice, we valued the green logistics pipeline and hereby confirmed a fair valuation ranging from $268.09 million to $436.44 million. The market value of the green logistics pipeline of DeepGreenX is assessed as of the valuation reference date of June 30, 2025. The detailed valuation range and model applied are explained in detail in this valuation report for your reference.

This conclusion is subject to the Statement of Assumptions and Limiting Conditions presented later in this report. The valuation results may be subject to alteration if the assumptions and limiting conditions change.

Yours faithfully,

Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.

(Signature)

July 5, 2025

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ASSUMPTION AND LIMITING CONDITIONS

This valuation is subject to the following assumptions and limiting conditions:

1.	Information, estimates, and opinions contained in this report are obtained from sources considered to be reliable. However, we assume no liability for such sources.

2.	Possession of this report, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone but the client without the previous written consent of the client or us and, in any event, only with proper attribution.

3.	We are not required to give testimony in court or be in attendance during any hearings or depositions, concerning the company being valued, unless previous arrangements have been made.

4.	The various estimates of value presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation is valid only for the purpose or purposes specified herein.

5.	This valuation assumes that the Property will continue to operate as a going concern and that the character of the property will remain intact. By its very nature, valuation work cannot be regarded as an exact science and the conclusions arrived at in many cases will be subjective and dependent on the exercise of individual judgement.

6.	The valuation contemplates facts and conditions existing as of the valuation date. Events and conditions occurring after that date have not been considered, and we have no obligation to update our report for such events and conditions.

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7.	We have assumed that there is full compliance with all applicable state and local regulations and laws unless otherwise specified in this report.

8.	This report was prepared under the direction of Frost & Sullivan Professional team. Neither the professionals who worked on this engagement nor Frost & Sullivan have any present or contemplated future interest in the property, any personal interest with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation. Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

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1.	Valuation Purpose

Regarding the relevant documents and work schedule provided by the company with crosscheck of Frost & Sullivan, an assessment is conducted on the market value of the green logistics pipeline of DeepGreenX. This assessment report intends to provide value reference opinions for the above business and does not involve any transaction advice.

2.	Valuation Subject and Scope

The market value of the green logistics pipeline of DeepGreenX is assessed as of the valuation reference date of June 30, 2025.

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CHAPTER 1. INDUSTRY ANALYSIS

1.1	Global Green Industrial Supply Chain Industry

The global green industrial supply chain industry is at the forefront of the transition to a sustainable and low-carbon economy, integrating key elements such as commodity trade, green logistics, green infrastructure, and RWA (Real World Asset) tokenization. Commodity trade is evolving to prioritize eco friendly raw materials and responsibly sourced products, ensuring that the flow of goods aligns with global sustainability standards. Green logistics plays a crucial role by adopting energy-efficient transport methods, low-emission technologies, and smart distribution systems to minimize environmental impact.

Meanwhile, green infrastructure projects-spanning renewable energy installations, sustainable urban development, and resilient transport networks-are driving long-term economic growth while adhering to environmental goals.

The integration of RWA tokenization further revolutionizes the industry by enabling the digitization and fractional ownership of physical assets, such as solar farms or green-certified buildings, through blockchain technology. This innovation not only improves transparency and efficiency across the supply chain but also democratizes investment opportunities, attracting new capital to accelerate the growth of the green economy. Together, these components form a robust and interconnected framework, fostering global collaboration to build a sustainable future.

Figure 1.1.1 Classification of Global Green Industrial Supply Chain Industry

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Source: Frost & Sullivan

Drivers of the Global Green Industrial Supply Chain Industry

The growth of the global green supply chain industry is driven by several factors. First, the push for carbon neutrality accelerates companies’ green transformations, as national policies require businesses to reduce carbon emissions within their supply chains, promoting collaboration among upstream and downstream enterprises. The industrial supply chain, as a key component of carbon emissions, effectively reduces its carbon footprint through the introduction of clean energy and optimization of production and logistics processes. Second, the demand for long-term sustainable development drives companies to optimize their supply chains to reduce costs, improve efficiency, and meet the requirements ofESG investment principles. Finally, technological innovations, such as the application of the Internet of Things (IoT), blockchain, and carbon emission tracking tools, help companies enhance supply chain transparency and management efficiency, providing new growth opportunities for green supply chains.

²	Driving Force of Carbon Neutrality Goals

Many countries have set carbon neutrality goals, prompting companies to accelerate their green supply chain transformations. For example, China has committed to peak carbon emissions by 2030 and achieve carbon neutrality by 2060. This national policy goal establishes a clear timeline for the global industrial supply chain, requiring companies to take action to reduce carbon emissions in their production and supply chains. This involves not only the green transformation of companies themselves but also encourages collaborative efforts among upstream and downstream enterprises to ensure that the entire industrial chain’s carbon emissions comply with policy requirements. Additionally, countries have implemented numerous policies and regulatory requirements to achieve carbon neutrality. These policies provide clear guidance and incentives for the greening of corporate supply chains. For instance, the establishment of carbon markets encourages companies to purchase carbon credits or invest in low-carbon technologies through carbon trading mechanisms to meet their reduction targets. Moreover, green standards in international trade are continuously improving, motivating multinational companies to adopt more environmentally friendly processes and technologies within their supply chains. These policy drives provide external momentum for the transformation of global supply chains.

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²	The Urgent Need for the Green Transformation of Industrial Supply Chains

Industrial manufacturing and logistics transportation are among the primary sources of carbon emissions in the supply chain. Therefore, factories and manufacturers can optimize carbon emissions in the manufacturing process by introducing clean energy, improving the energy efficiency of production equipment, and minimizing waste generation. For example, the application of smart manufacturing and automation technologies can enhance production efficiency while reducing energy consumption and emissions. By optimizing the manufacturing process, companies can significantly lower the carbon footprint of their products during production. To reduce carbon emissions during transportation, businesses can adopt more environmentally friendly transportation methods, such as electric vehicles, optimizing transportation routes, and utilizing more efficient logistics management systems. The application of green logistics technologies, such as carbon emission tracking and supply chain transparency management, can help companies reduce their carbon footprint in the logistics phase. Additionally, shortening distances between supply chain nodes (e.g., localized production and supply) can effectively reduce carbon emissions during transportation. The carbon footprint of a product is not limited to the manufacturing process; it encompasses the entire lifecycle of the supply chain, from raw material procurement and processing to product manufacturing, delivery, and ultimately consumer use and waste disposal. Therefore, reducing the carbon footprint requires a comprehensive optimization of all supply chain stages.

²	Demand for Long-Term Sustainable Development by Enterprises

By optimizing various aspects of their supply chains, companies can significantly lower operational costs and improve efficiency. This includes reducing unnecessary resource waste and lowering energy and transportation costs by optimizing raw material procurement, production processes, warehousing, and logistics management. For example, by adopting intelligent and automated production and supply chain management technologies, companies can reduce labor and resource consumption, thereby increasing output efficiency.

In the context of globalization, the complexity and diversity of supply chain processes mean that reducing costs and enhancing efficiency not only strengthen a company’s competitiveness but also help businesses respond to market fluctuations and maintain long-term steady growth. As the importance of ESG investment principles grows, companies are increasingly focusing on green and sustainable development to attract investor interest.

²	Technological Innovation Driving Green Development in Supply Chains

In response to global climate change requirements, many companies are incorporating technological innovations into their supply chains. For instance, leveraging advanced technologies such as IoT, blockchain, and big data for transparent supply chain management helps companies better track and optimize resource utilization efficiency. Intelligent energy management systems and carbon emission tracking tools enable real-time monitoring and reduction of carbon footprints. These innovations not only help reduce environmental impacts but also enhance the overall efficiency and responsiveness of the supply chain, creating new growth opportunities for enterprises.

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1.2	Global Commodity Trade Industry

1.2.1	Commodity Trade Industry Overview

The commodity trade industry is a crucial part of the global economy, encompassing various types of goods that play a significant role. These commodities are generally defined as products that are traded in large quantities, frequently exchanged, and subject to significant price fluctuations. These include energy products, metals, agricultural products, and more.

According to the International Monetary Fund (IMF), commodities are divided into two major categories: energy and non-energy. The energy category includes crude oil, natural gas, coal, propane, etc. The non-energy category consists of foodstuffs and industrial inputs. Foodstuffs cover food and beverages, while industrial inputs include agricultural raw materials, fertilizers, and metals.

The U.S. Futures Industry Association (FIA) classifies commodities into four main categories: energy products, precious metals, non-precious metals (base metals), and agricultural products.

Figure 1.4.1 Type of Commodities

Basic Raw Materials	Mainly includes steel, copper, aluminum, lead, zinc, nickel, tungsten, rubber, iron ore, etc.

Agricultural Products	Mainly includes corn, soybeans, wheat, eggs, rice, coffee, cotton, etc.

Energy Products	Mainly includes natural gas, crude oil, thermal coal, gasoline, methanol, etc.

Precious Metals	Mainly includes gold, silver, platinum, etc.

Source: Frost & Sullivan

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Commodities in the commodity trade industry hold critical roles globally. From a national economic perspective, the commodity trade industry is a pillar in the economies of many countries. It directly affects a nation’s trade revenues and export activities, while also indirectly impacting the development and stability of the domestic economy. As a result, governments and businesses pay significant attention to the industry’s development, implementing various policy measures to support and promote its healthy growth. Therefore, the commodity trade industry, with its unique status and function, is vital to the development and stability of the global economy.

●	Commodity trade is an important guarantee for the stable operation of foundational industries. It involves essential materials such as energy, metals, and agricultural products, which are critical to the supply chain. As raw materials for production, these commodities ensure the smooth functioning of various industries through trade circulation. For instance, energy commodities like oil and natural gas directly influence the operation of industries such as transportation and manufacturing. Fluctuations in energy prices can significantly increase transportation costs.

●	Commodity trade fosters international economic cooperation and stability. It promotes interconnectedness between nations, strengthening economic cooperation and interdependence through the exchange of resources. This not only helps optimize resource allocation but also reduces tensions caused by uneven resource distribution, thereby enhancing global economic stability. Resource-poor countries rely on the import of commodities to meet their basic developmental needs.

●	Fluctuations in commodity trade have a profound impact on the global economy. Rising prices can increase manufacturing costs, driving inflation, while price drops can lead to economic slowdowns in producing countries. For example, fluctuations in oil prices not only impact the energy sector but also affect consumer markets through increased logistics costs. As such, commodity price movements often serve as important indicators of broader economic cycles.

1.2.2	The Business Models of Commodity Trade

The business models in the commodity trade industry include the trader/broker model, storage and logistics model, production and trade integration model, vertical integration model, and internet e-commerce model.

●	Trader/Broker Model

In this model, companies purchase commodities and then profit by selling them through exports, imports, or local markets. These companies typically act as intermediaries between buyers and sellers, handling transactions, logistics, and payment settlements. They may specialize in specific commodities such as energy, metals, or agricultural products, or deal with a variety of commodities.

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●	Storage and Logistics Model

Companies in this model usually own large warehouse facilities and provide services such as storage, loading, unloading, and sorting. They may also offer logistics and transportation services, such as cargo transportation and delivery. These companies play a crucial role in commodity trade by ensuring the safe storage and timely distribution of goods.

●	Production and Trade Integration Model

Some companies engage not only in the trade of commodities but also participate directly in the production process. They own production facilities, either domestically or internationally, where they process raw materials and trade finished products. This model enables companies to better control product quality and manage their supply chains, thus enhancing their competitiveness.

●	Vertical Integration Model

In this model, companies integrate multiple stages, such as trade, production, and logistics, to achieve vertical integration and control the entire value chain. While this model typically requires substantial capital investment and resource coordination, it allows companies to have better market control and reduce costs. These companies are usually involved in various stages, including production, processing, trade, and logistics of commodities, forming a complete industrial chain.

●	Internet E-commerce Model

With the rise of the internet, some commodity trading companies have adopted the internet e-commerce model for trading activities. They conduct the procurement, sales, and transactions of commodities via online platforms, leveraging internet technology to reduce transaction costs and improve efficiency. This model makes transactions more convenient and transparent, while also expanding the company’s market reach and customer base.

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1.2.3	Drivers of the Commodity Trade Industry

●	Global Economic Growth and Expansion of Demand

Global economic growth serves as a foundational driver for commodity trade. The acceleration of industrialization and urbanization worldwide has led to a massive demand for energy, metals, and agricultural commodities, particularly in emerging markets like India and Brazil. Infrastructure construction, manufacturing expansion, and consumption upgrades all contribute to the continuous demand for raw materials. For example, the construction industry’s need for steel and cement, and the energy sector’s reliance on oil and natural gas, directly fuel the growth of commodity trade. As economies grow, the demand for global supply chains increases, forming a strong basis for the commodity trade market.

●	Globalization of the Supply Chain

In recent years, the significant advancement and integration of logistics and transportation systems have greatly accelerated the industry’s growth. The diversification of transportation modes ensures the efficient movement of commodities, including shipping by sea, rail, road, air, and multimodal transport. Additionally, the upgrading and expansion of major ports and logistics hubs have facilitated faster and larger-scale commodity flows. For example, the rise of automated ports, container management systems, and ultra large cargo vessels internationally has significantly increased the capacity of supply chains. Moreover, automated warehouse management and intelligent logistics systems improve the efficiency of spot transactions, making transportation processes more transparent, reducing costs, and ensuring cargo safety.

●	Technological Advancements Driving Innovation Across the Entire Industry Chain

Technological innovation is an essential driver of the commodity trade industry. Advances in exploration, extraction, and production technologies-such as deep-sea drilling, new energy collection, and automated mining equipment-have significantly lowered production costs and increased output. Meanwhile, digital transformation in trade is accelerating, with technologies like the Internet of Things, blockchain, and big data analytics promoting transparency in global supply chain management and enhancing the traceability of spot transactions. These technologies allow trade participants to track real-time commodity transport status, inventory levels, and logistics operations, greatly enhancing transaction transparency and security. The application of big data and artificial intelligence has improved market forecasting and logistics management, boosted overall operational efficiency and accelerated industry growth.

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1.2.4	The Trend Towards Green Transformation in Commodity Trade

Under the global carbon reduction agenda, the green transformation trend in commodity trade spans all links of the supply chain-from production to transportation, to the final consumer market-where environmental measures and carbon footprint reduction are progressively implemented at each stage. In the production phase, the adoption of clean energy and carbon capture technologies to reduce carbon emissions in the production of commodities such as mineral resources is a key trend. In the transportation phase, carbon reduction manifests in the use of green transport solutions, such as new energy vehicles, along with AI-enabled smart route planning to minimize energy consumption. In the storage phase, intelligent storage management is employed to optimize space utilization, alongside the use of sustainable materials.

●	Low-carbon and Environmental Technologies in the Production Phase

In the extraction and production of commodities, reducing greenhouse gas emissions and implementing environmental technologies have become crucial trends. This green transformation primarily involves using clean energy, leveraging carbon capture technologies, and recycling resources.

o	Clean Energy Use: Mining sites, oil fields, and agricultural production areas are increasingly shifting to clean energy sources, such as wind and solar power, to replace traditional fossil fuels and lower carbon emissions.

For instance, many mining companies now use renewable energy for powering equipment, thus reducing dependence on diesel generators.

o	Carbon Capture Technology: The oil and gas industry actively applies CCUS technology to capture and store carbon dioxide produced during extraction processes, thereby reducing greenhouse gas emissions released into the atmosphere. The captured carbon dioxide can be used to enhance oil and gas recovery or converted into other useful resources. For instance, CNOOC is actively developing carbon capture technology. In June 2023, CNOOC’s first offshore carbon dioxide storage demonstration project was officially launched. This project captures and processes carbon dioxide associated with oil fields and reinjects it into a saline layer approximately 800 meters deep beneath the seabed for storage, achieving zero emissions of carbon dioxide.

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o	Resource Recycling and Reuse: In the metal mining industry, green transformation is also reflected in the resourceful treatment of mineral processing waste, aiming to minimize the discharge of tailings and wastewater. Some companies recycle waste materials during the production process, reducing the consumption of virgin resources.

●	Green Logistics and Carbon Reduction in the Transportation Phase

The green transformation of commodity trade is particularly crucial in the transportation phase due to the significant carbon emissions associated with logistics and transportation. The trend towards greening in this segment is mainly reflected in the use of green transportation vehicles and the intelligent planning of logistics routes. In road transport, the adoption of new energy heavy trucks to replace traditional fuel-powered trucks is becoming a major trend. With advancements in battery technology and support from governments worldwide, global sales of new energy commercial vehicles are increasing year by year, indicating a growing penetration of these vehicles in road transportation. Furthermore, to reduce the carbon footprint of the shipping industry, many shipping companies are gradually phasing out heavy fuel oil in favor of cleaner fuels such as LNG (liquefied natural gas), ammonia, and methanol. In the future, electric and hydrogen fuel cell vessels are also expected to be gradually deployed. On another front, empowered by big data, AI, and other technologies, transporters can optimize their routes to minimize unnecessary journeys and stops, thus achieving the most energy-efficient paths and further reducing carbon emissions in the transportation phase.

●	Green Retrofitting of Storage and Logistics Facilities

Storage and logistics facilities are critical in the commodity supply chain, and their green retrofitting is an essential part of the sector’s transformation. Key trends include:

o	Green Packaging Materials: Increasingly, storage facilities are using eco friendly materials for packaging to minimize the carbon footprint of construction and operations.

o	Renewable Energy Use: Many modem storage centers are installing solar photovoltaic systems on rooftops to generate clean energy for refrigeration, ventilation, and automated systems, reducing operational carbon emissions.

o	Intelligent Storage Management: Automated systems optimize inventory management and space utilization, lowering energy consumption and reducing carbon emissions across the supply chain. The use of robotics, Al, and IoT technologies increases storage management efficiency while minimizing resource and labor waste.

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1.2.5	Industry Risk Analysis

●	Counterparty Credit Risk

Counterparty credit risk refers to the risk that a trading company’s counterparty may fail to fulfill contractual obligations on time or in full. To analyze this risk, trading companies need to conduct a comprehensive assessment of the counterparty’s creditworthiness, including reviewing their financial condition, credit history, and operational stability. Measures to mitigate this risk may include establishing long-term partnerships with reputable counterparts and reducing transactions with unknown or unstable parties. Additionally, companies may include clear payment terms and risk-sharing mechanisms in contracts to ensure there are response measures in place if risks arise. Some trading companies also consider purchasing credit insurance or providing guarantees to protect their own interests.

●	Price Fluctuation Risk

Price risk arises from market price fluctuations. Commodity prices may fluctuate due to various factors, such as changes in supply and demand, political events, or natural disasters. Trading companies must develop risk management strategies to address price volatility. These strategies may include price forecasting, price protection measures, and hedging strategies. Companies may use derivative instruments such as futures, options, and forward contracts to hedge prices, locking in future prices or reducing the impact of price volatility. In addition, they may enter into long-term contracts with suppliers and customers or adopt fixed pricing strategies for sales and procurement to reduce the impact of market fluctuations.

●	Cargo Rights Transfer Risk

The risk refers to issues that may arise during the delivery of goods. To manage this risk, trading companies need to establish long-term relationships with reliable suppliers and clearly define the terms and conditions for the transfer of title and delivery in contracts, ensuring that the quality and quantity of goods meet contract specifications. Companies may also consider purchasing cargo insurance to secure compensation in the event of loss or damage during transport. Additionally, trading companies will inspect and monitor goods carefully to ensure the smooth transfer of title and delivery.

●	Political Risk

Political risk arises from instability in the international political environment. To mitigate this risk, traders must closely monitor international political events and establish early warning mechanisms to adjust trading strategies in a timely manner. They can also adopt diversified market strategies to avoid over reliance on specific political environments.

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1.3	Global Green Logistics Industry

1.3.1	Development Stages of the Green Logistics Industry

The global green logistics technology industry is undergoing three important development stages, among which digital empowerment plays a key role in the process of realizing green logistics. These stages mark the all-round green transformation of the logistics industry from energy structure, data interconnection to carbon sink trading.

Stage 1: Electrification Transformation

The core of electrification transformation lies in the greening of transportation equipment, that is, the shift from fuel drive to new energy drive. The key technologies in this stage are electric vehicles and fuel cell vehicles.

The technical development and market promotion of electric vehicles are relatively more mature. From a technical perspective, power battery technology has developed rapidly in recent years. By improving battery anode and cathode, electrolytes, and additives, the energy density of batteries has been greatly improved, making electric vehicles have a longer range. For example, the application of high-nickel ternary materials and silicon-based negative electrode materials, as well as the condensed state battery released by CATL, have an energy density ofup to 500Wh/kg. In order to meet the charging needs of electric vehicles during long-distance driving, researchers have developed faster and safer charging solutions. For example, the 4C fast charging technology and CATL’s “Shenxing” super-charged battery have achieved a range of 400 kilometers after charging for 10 minutes.

From the market perspective, electric vehicles have gradually been applied to logistics and transportation. For example, in urban logistics transportation, many logistics companies have already applied electric vehicles on a large scale. Take Amazon as an example. The company plans to electrify its distribution fleet by 2030 and has introduced electric delivery vehicles produced by Rivian. In addition, DHL’s electric fleet is already operating in cities in many countries.

Hydrogen fuel cell technology has greater potential in long-distance logistics and heavy-duty transportation. Hydrogen fuel cell vehicles generally have a longer range than electric vehicles and can meet the needs of long-distance transportation. For example, the range of the Yutong hydrogen fuel heavy truck can reach 600 kilometers. Secondly, the refueling time of hydrogen fuel cell vehicles is much faster than that of lithium battery vehicles, generally only about 10 minutes, which is similar to the refueling time of diesel or gasoline vehicles, reducing time delays during transportation. In addition, due to the high energy density of hydrogen fuel cells compared to lithium batteries, hydrogen fuel cell heavy trucks can provide longer driving range without adding too much weight, thereby increasing load.

Recently, the construction of hydrogen energy infrastructure is still in its early stages, and the number of hydrogen refueling stations is limited, especially on long-distance transportation lines. This limitation has hindered the widespread deployment of hydrogen energy logistics vehicles, but the government and enterprises are actively promoting it. For example, Germany plans to build 400 hydrogen fuel refueling stations by 2025. This policy planning promotes the application of hydrogen energy vehicles in the logistics industry.

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Stage 2: Digital Empowerment of Logistics Systems

Intelligent upgrading refers to installing sensors on logistics vehicles, collecting data through sensors and pooling them on the logistics SAAS platform, in order to realize data flow coherence and energy efficiency improvement of the logistics process, and to lay the foundation for global interconnection of data. Telematics Box is the foundation of intelligent upgrading of logistics. Telematics Box (T-box) refers to the vehicle information and positioning information transmission system integrating OBD, MCU, GPRS, GPS positioning module, Bluetooth module, 2G/3G/4G/5G communication module, power conversion circuit as well as vehicle sensors. The T-Box mainly uses CAN bus communication to achieve interconnection and interoperability with users, providing relevant data and functions such as driving data, travel information, real-time status monitoring, remote control, and security services.

T-Box is the main tool for detecting vehicle carbon emissions, through the integration of a variety of sensors and data acquisition systems in the T-Box to realize the detection of carbon dioxide. First, the T-Box is connected to the vehicle’s on-board diagnostic system (OBD) through the CAN bus to collect the vehicle emissions data. The collected data is then analyzed by the built-in data processing system of T-BOX to calculate the energy consumption and CO2 emission factors, activity levels, etc. in different spatial and temporal dimensions and for different vehicle models. T-BOX then transmits the collected data to a cloud server via communication technology. After these data, especially carbon sink data, are uploaded to the logistics SAAS system, data analysis through big data and other technologies can help fleets realize vehicle scheduling and energy management.

Stage 3: Standardization and Trading of Carbon Sink

With the upgrading of logistics intelligence, logistics data represented by carbon sink data will be interconnected. By standardizing carbon sink data, new assets can be formed, thus realizing the commercialization of carbon sink trading and accelerating the green transformation of the logistics industry.

The World Sustainable Development Standards Organization (WSSO) is committed to unifying standards in sustainable development areas such as energy, carbon sinks, green finance, eco-environmental industries, energy conservation and environmental protection, carbon-neutral related technologies and ESG. Since countries have different ways of calculating and certifying carbon footprints, one of WSSO’s goals is to research and promote a universally accepted carbon conversion algorithm, synergize all existing carbon sink-related standards in the fields of sea, land, and air logistics and convert them into globally harmonized standards, so as to establish a globally harmonized carbon market, and to strengthen the global coordination efforts of the carbon payment and settlement system.

At present, WSSO opens standard certification centers in many regions and countries around the world to support the synchronization of national and regional standards and reduce geographic, economic and technical barriers in international cooperation for sustainable development. In addition, WSSO has reached a strategic cooperation agreement with the China Research Academy of Environmental Sciences (CRAES), focusing on joint research on carbon emissions in the transportation sector, developing accounting standards and methodologies, and promoting the construction of internationally recognized digital technology platforms.

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1.3.2	Business Modes of the Green Logistics Industry

Green logistics operates on an innovative dual business model designed to address both environmental and economic objectives. On one hand, the business promotes the adoption of clean transportation solutions through the sale and leasing of new energy vehicles (NEVs). This not only reduces reliance on fossil fuels but also accelerates the transition to a greener supply chain by providing flexible and scalable options for enterprises seeking eco-friendly fleet solutions.

On the other hand, green logistics leverages advanced technologies to integrate data elements across the entire industrial chain. This involves real-time tracking, monitoring, and analysis of logistics operations to identify opportunities for reducing carbon emissions. By optimizing routes, improving energy efficiency, and monitoring the carbon footprint of every segment, the system generates verifiable carbon reductions that contribute to meeting sustainability goals.

A key aspect of this model is monetizing these carbon reductions through carbon offset trading. By converting these reductions into carbon credits that can be traded in compliance or voluntary carbon markets, the company generates an additional revenue stream. This revenue is typically earned by charging transaction fees or service rates based on the volume and value of carbon credits traded.

This dual approach not only enhances the sustainability of the logistics industry but also creates a circular economy where carbon reductions directly contribute to financial growth, incentivizing broader adoption and innovation in clean logistics practices.

CHAPTER 2. INTRODUCTION OF DEEPGREENX

2.1	Company Overview

DeepGreenX is developing an AI-driven commercial infrastructure platform dedicated to connecting and empowering the value chains of clean energy, computing power, and data, bridging the gap between financial and logistics systems, enabling comprehensive interconnectivity and seamless asset circulation across multi-dimensional scenarios. The company aims to become a global software-defined virtual connectivity operator and a hyper-scale innovation engine, pioneering new industry paradigms by integrating data acquisition with real-world assets (RWA) to drive future growth and transformation.

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2.1.1	Company Business

➢	Green Logistics and Commodities

DeepGreenX is working to build commodity trading solutions involving transporting goods and selling products, expanding the company’s influence across the entire commodity trading value chain and gaining a deeper understanding of the dynamics of buyers and sellers in terms of logistics and new product-related needs. As global emphasis on environmental protection intensifies, the green transformation of the commodity trading supply chain is becoming increasingly critical. Given the multi-stage nature of commodity trading supply chains, which include logistics and transportation, reducing carbon emissions at each stage will be a major focus in the future. As a significant participant in the commodity trading supply chain, DeepGreenX will actively engage in green transformation initiatives to promote high-quality industry development. In the field of green logistics, as the road, shipping and air transport industries gradually transform towards sustainable development, the application of new energy trucks in logistics will directly reduce carbon emissions in the logistics process. In addition, route optimization achieved through digital technologies such as smart networking will also lead to carbon reduction in the logistics process. The application and promotion of these products not only help reduce carbon emissions during transportation, but also open up more carbon sink development opportunities for stakeholders in the green logistics industry chain.

With many years of deep accumulation and professional experience in the field of commodity trading, DeepGreenX has established a wide and high-quality customer resource network through in-depth participation in commodity industry chain transactions. These customers not only have extensive needs in traditional commodity trading, but also face the pressure of green transformation to meet the mainstream trend of global low-carbon economic development. Also, customers are engaging DeepGreenX for tokenization of commodities creating new digital revenue streams alongside traditional logistics and trading activities, significantly expanding DeepGreenX’s revenue potential. Under the background of green transformation in the logistics industry, DeepGreenX is committed to providing customers with comprehensive green logistics technology solutions and professional consulting services to assist the commodity industry chain in achieving green and digital transformation and promote the industry to move towards high quality and sustainable development. In the process of providing services to customers, DeepGreenX fully demonstrates its professional advantages in the field of green logistics, accurately helps customers identify and deeply explore the potential value contained in green digital assets, and assists them in completing the development, management and market-oriented transactions of assets, creating greater economic benefits for customers, and at the same time collects corresponding commissions through this process to achieve mutual benefit and win-win results for both parties. Through this business model, DeepGreenX not only helps customers cope with the challenges of green transformation, but also consolidates its market position in the field of green and digital commodity trade, and plays an active role in the development of the global low-carbon economy.

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2.2	Valuation of Company’s Risks

➢	Risk of Commodity Price Fluctuations

Fluctuations in commodity prices may directly affect the company’s business performance in green logistics and commodity trading, and thus face the risk of compressed profits due to price fluctuations. The prices of commodities such as energy and metals in the global market are significantly affected by changes in supply and demand and geopolitical factors. DeepGreenX has established a relatively complete supply chain risk management system, which optimizes transportation routes, reduces logistics costs and improves operational efficiency through intelligent algorithms to reduce losses caused by price fluctuations. At the same time, the company’s business in emerging areas such as green logistics consulting, carbon asset trading and token trading can buffer some of the adverse effects of commodity price fluctuations through high profit margins. The diversity of its business and cross-departmental synergies help the company reduce its dependence on the commodity market and enhance the overall stability of its profitability.

➢	Data Privacy and Cybersecurity Risks

As a company that relies on big data and blockchain technology, DeepGreenX faces the risk of data leakage and cyber-attacks when processing massive amounts of data, which may affect customer trust and business stability. DeepGreenX attaches great importance to data privacy and cybersecurity, and is actively implementing a series of measures to protect the security and reliability of the platform.

CHAPTER 3. VALUATION OF DEEPGREENX GREEN LOGISTICS PIPELINE

3.1	Revenue Forecast

DeepGreenX’s current revenue primarily concentrates in its green logistics segment. This segment involves providing transport solutions for goods and commodities.

The revenue outlook ofDeepGreenX’s green logistics pipeline is supported by a portfolio of signed contracts and framework agreements, providing forward visibility into future cash flows across logistics value chain. These agreements span multi-year terms with recurring revenue structures, enhancing financial predictability. Projected revenue growth is also expected to be driven by rising demand for sustainable logistics solutions.

Under this company view and overall business strategy, DeepGreenX’s business focus will continue to shift toward higher-margin value creation and platform upgrading through its green logistics segments. Under this strategic vision, the company’s business focus will progressively evolve toward its tokenization and green logistics businesses.

The company’s green logistics operations will generate revenues from its comprehensive green logistics services. Based on the company’s forecasts for future business, the projected revenue for the next ten years is as follows:

Unit: Million USD	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Green Logistics Value Chain Revenue	211	458	941	1,734	2,902	4,271	5,480	6,411	7,064	7,496

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3.2	Valuation through Discounted Cash Flow Analysis

The DCF valuation method estimates a company’s intrinsic value by forecasting its expected future cash flows and discounting them back to the present value. The underlying principle of DCF is that a company’s worth is derived from its ability to generate cash flow in the future.

3.2.1	Key Parameter

➢	Gross Profit Margin

Based on the company’s business plan for its green logistics pipeline and the operations of industry players, the gross profit margin for it is 1%.

➢	Expense Rate

From the expense rate perspective, the company’s current administrative and sales expense rates that are allocated to the corporate level are approximately 0.28%, while the R&D expense rate is around 0.14%. The administrative expense rate is based on the company’s operational performance. Regarding the sales expense, the company has established a variety of partnerships and deployed its customer acquisition strategies, which keeps the required expenses for sales are relatively low. As for R&D expenses, the company already has a certain level of technological accumulation, and by collaborating with institutions and leading technology companies, it requires relatively fewer resources for research and development.

➢	Tax Rate

The company’s core legacy operations are plan to be based in China, with future expansion to occur globally, including North America and Europe. The tax rates range within these regions and countries would be wide. The current Chinese tax rate is 25%. The tax range in North America is around 21% to 30%. The tax range within Europe is around 19% to 25%. Considering the overall tax effect, the tax rate in this valuation model is set at 25%. As the company plans to expand its operations into Africa, where the tax rate is relatively high. However, considering overall business operations globally, the tax rate used in this valuation model of 25% is reasonable.

➢	Discount Rate

The discount rate for the green logistics pipeline of DeepGreenX reflects the forecasted average rate of return that such pipeline is expected to pay its debt holders and security holders to finance its assets. In terms of discount rate, the final rate for the green logistics pipeline of DeepGreenX is assumed to be 8.5% in the neutral scenario, 7.5% in an optimistic scenario, and 9.5% in the conservative scenario.

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3.2.2	Valuation Result through Discounted Cash Flow Analysis

The sensitivity analysis is conducted on the valuation model. In the optimistic scenario, with a WACC parameter of 7.50%, Frost & Sullivan obtains valuations of $402.34 million, $418.54 million, and $436.44 million for perpetuity growth rates at the lower (2.25%), middle (2.50%), and upper (2.75%) bounds, respectively. In the neutral scenario, with a WACC parameter of 8.50%, valuations of$324.07 million, $334.50 million, and $345.84 million are obtained for perpetuity growth rates at the lower (2.25%), middle (2.50%), and upper (2.75%) bounds, respectively. In the conservative scenario, with a WACC parameter of 9.50%, valuations of $268.09 million, $275.19 million, and $282.81 million are obtained for perpetuity growth rates at the lower (2.25%), middle (2.50%), and upper (2.75%) bounds, respectively.

Unit: Million USD

Sensitivity Aanalysis		Optimistic	Neutral	Conservative
	WACC / Perpetuity Growth Rate	7.50%	8.50%	9.50%
Conservative	2.25%	402.34	324.07	268.09
Neutral	2.50%	418.54	334.50	275.19
Optimistic	2.75%	436.44	345.84	282.81

3.3	Valuation through Comparable Company Analysis

The Comparable Company Analysis valuation method, also known as “multiples” or “relative” valuation, involves valuing a company by comparing it to similar publicly traded firms. This market-based approach relies on the premise that companies within the same industry with similar characteristics should trade at comparable multiples.

For the comparable analysis of DeepGreenX’s green logistics pipeline, Frost & Sullivan employs a bottom-up approach by selecting comparable benchmarks of the segment to achieve a comparable valuation for DeepGreenX’s green logistics operation. We selected the price-to-sales (P/S) ratios of five comparable companies as reference benchmarks to support the pipeline’s valuation analysis.

The selection portfolio includes Rio Tinto Group, BHP Group Limited, Vale S.A., Minmetals Resources, and Aluminum Corporation of China Limited as comparable companies. The specific information on each comparable company is as follows.

➢	Rio Tinto Group

Rio Tinto Group is one of the world’s leading mining and metals companies, primarily engaged in the exploration, processing, and sales of resources, covering various major commodities such as iron ore, copper, aluminum, mineral sands, and energy. Through its global logistics and sales network, Rio Tinto distributes these commodities to major markets in Asia, Europe, and the Americas. Its logistics network, which includes sea, rail, and warehousing systems, provides integrated transport and supply chain management services to ensure timely and reliable delivery of products. Rio Tinto’s commodity trading operations focus on the following core areas:

1)	Iron Ore: Rio Tinto is one of the world’s major iron ore suppliers, with its iron ore operations primarily located in Australia and Canada. Its main iron ore customers are in China, Japan, and South Korea, and Rio Tinto meets their needs through both long-term contracts and spot market trading.

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2)	Copper: Rio Tinto’s copper operations span the entire value chain, from copper ore extraction to refined copper production. Its primary copper mines are in the United States, Mongolia, and Chile. Rio Tinto’s copper products are widely used in electric vehicles, infrastructure, and renewable energy sectors.

3)	Aluminum: As one of the world’s largest aluminum companies, Rio Tinto’s operations encompass bauxite, alumina, and primary aluminum production. Most transactions are conducted through long-term contracts, with a green aluminum supply chain in place to meet global low-carbon demand.

Rio Tinto’s green logistics and commodity trading business combines long term contracts with spot transactions, leveraging its strong resource base and logistics systems to support global metal demand and enhance supply chain stability for the mining and manufacturing industries worldwide.

➢	BHP Group Limited

BHP Group Limited is a global leading integrated resource company primarily engaged in the exploration, development, production, and processing of iron ore, metallurgical coal, and copper. Established in 2001 through the merger of BHP (Broken Hill Proprietary) and Billiton, BHP Group Limited is headquartered in Melbourne, Australia. Its resource exploration and development operations are primarily located in Australia and the Americas, with global product marketing centers based in Singapore and Houston, USA. BHP Group Limited’s business is divided into three main segments: Minerals Australia, Minerals Americas, and Petroleum.

BHP Group Limited engages in green logistics and commodity trading through its global operations, focused on resources like iron ore, copper, coal, and petroleum. BHP’s approach to trading involves a blend of hedging, securing logistics and transport, and ensuring supply chain efficiency to fulfill its commitments globally. This trading activity is essential to support its significant mining operations and meet demand across diverse industries, including construction, energy, and automotive manufacturing.

➢	Vale S.A.

Founded in 1942, Vale S.A. is one of the world’s largest producers and exporters of iron ore and the largest mining company in the Americas. The company’s revenue primarily comes from iron ore (81.6%) as well as nickel and copper (18.1%). This summary focuses on Vale’s iron ore business. Vale currently operates mining activities across five countries-Brazil, Canada, Peru, Chile, and Indonesia-and maintains an extensive logistics system both within Brazil and internationally. This includes railways, marine terminals, and ports that are closely integrated with its mining operations, along with a distribution center to support global iron ore deliveries. Sustainable development is one of Vale’s top five strategic priorities. The company is actively developing new products and making advancements in low-carbon technology, including producing “green” pig iron. This is achieved by replacing metallurgical coal and coke with biochar to help steelmakers reduce or eliminate carbon emissions in steel production.

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➢	Minmetals Resources

Minmetals Resources is a subsidiary of China Minmetals Corporation, primarily engaged in the production and sales of aluminum, copper, and metal tubes. It is now one of the main importers of alumina in China. In 2009, Minmetals Resources acquired Australian company OZ Minerals from China Minmetals Corporation, for $1.7 billion. In 2010, Minmetals Resources purchased all the equity of MMG, an international mining company headquartered in Melbourne, Australia, for $1.846 billion. Minmetals Resources initially operated as a commodity trading company dealing in various metals, which expanded into mining and upstream production after acquiring multiple assets. MMG now manages mining operations globally, with key sites in Australia, the Democratic Republic of the Congo, and Peru, making it a major supplier in the base metals market.

➢	Aluminum Corporation of China Limited

Aluminum Corporation of China Limited was established in 2001. It is a state owned key backbone enterprise under the central government’s management and a pilot enterprise for state capital investment companies. The industrial chain of Aluminum Corporation of China involves more than 20 non-ferrous metal elements such as aluminum, copper, lead, zinc, gallium, and germanium. The group’s main products, including alumina, primary aluminum, fine alumina, high-purity aluminum, and aluminum anodes, have a leading global production capacity. The group’s comprehensive strength in copper ranks among the first tier in China, and its comprehensive strength in lead and zinc leads domestically. The production of germanium and gallium metals is the highest in the country.

The company’s main business includes the exploration and mining ofresources such as bauxite and coal, the production, sales, and technological research and development of alumina, primary aluminum, aluminum alloys, and carbon products, international trade, logistics industry, and thermal and new energy power generation. The trading sector of the company is mainly engaged in the business of providing alumina, primary aluminum, other non-ferrous metal products, and raw materials such as coal to internal production enterprises and external customers, as well as trading and logistics services for raw and auxiliary materials.

Comparable Companies	Price-to-Sales Ratio[1]
Rio Tinto Group	1.87
BHP Group Limited	2.27
Vale S.A.	0.94
Minmetals Resources	3.06
Aluminum Corporation of China Limited	0.64
Average[2]	1.69
Lower range/Higher range[3]	l.43/2.03

[1]	The reference date for the P/S ratio is based on January 2025.

[2]	The average P/S ratio calculation excludes both the lowest and highest values.

[3]	The low and high values are calculated separately by averaging the comparable lowest and highest values.

FROST & SULLIVAN

3.3.1	Valuation Result through Comparable Company Analysis

Sullivan has chosen to base the valuation on 2025 revenue. This approach accounts for the expected revenue growth and provides a more realistic measure of the green logistics pipeline’ potential earnings capacity, offering a forward-looking perspective on valuation. Based on a bottom-up estimation, the sensitivity analysis is conducted on the valuation model. Frost & Sullivan obtain valuations of$302.16 million, $357.68 million, and $429.80 million for multiple at the low (1.43), medium (1.69), and high (2.03) bounds, respectively.

Unit: Million USD

Sensitivity Analysis		Valuation (million $)
Ptice-to-Sales Ratio
Lo-w	1.43	302.16
Medium	1.69	357.68
High	2.03	429.80

3.4	Valuation Result

Based on the sensitivity analysis of the discounted cash flow method, the valuation range for the green logistics pipeline of DeepGreenX is between $268.09 million to $436.44 million. Based on sensitivity analysis of the comparable company method, the valuation range for the green logistics pipeline DeepGreenX is between $302.16 million to $429.80 million. Overall, Frost & Sullivan confirmed that valuation range of $268.09 million to $436.44 million is a fair valuation of the company.

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